Filed by Veritas Software Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Precise Software Solutions Ltd.
Commission File No.: 0-30828

VERITAS SOFTWARE
Moderator: Marilyn Mora
12-19-02/8:00 a.m. CT
Confirmation #508209

VERITAS SOFTWARE

Moderator: Marilyn Mora
December 19, 2002
8:00 a.m. CT

Operator: Good day, everyone, and welcome to this Veritas Software conference call. Today’s conference is being recorded.

At this time for opening remarks and introductions, I’d like to turn the conference over to Miss Renee Budig. Please go ahead, ma’am.

Renee Budig: Thank you. Good morning and thank you for joining us today as we discuss our proposed acquisitions of Precise Software Solutions and Jareva Technologies.

With me here this morning are Gary Bloom, Veritas’ Chairman, President and CEO and Shimon Alon, Precise’s CEO. In addition, Ed Gillis, Veritas’ Chief Financial Officer and Mark Bregman, Veritas’ Executive Vice President of Product Operations will be available for questions after these prepared remarks.

I would like to remind you that some of the matters we’ll be discussing today include forward-looking statements that involve risks and uncertainties. For example, statements regarding the financial impact of these transactions, the expected closing for the transactions, the growth and expansion of our business into new markets are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. Additional information

VERITAS SOFTWARE
Moderator: Marilyn Mora
12-19-02/8:00 a.m. CT
Confirmation #508209

concerning factors that could cause actual results to differ can be found in our most recent periodic reports on Form 10-K and Form 10-Q, which are available on our Web site and the Securities and Exchange Commission’s Web site.

Investors and security holders are urged to read the proxy statement prospectus regarding the proposed merger when it becomes available because it will contain important information about the proposed merger with Precise Software. After the proxy statement prospectus is filed with the Securities and Exchange Commission by Veritas and Precise, investors and security holders may obtain a free copy of the proxy statement prospectus and other related documents at the SEC – at the SEC’s Web site at www.sec.gov. The Proxy statement prospectus and other documents will also be available for free from Veritas and Precise.

For those of you with access to the Web right now, we have prepared a set of slides which will accompany our prepared remarks and will assist you in fully understanding today’s announcement. Please go to veritas.com and click on the link entitled acquisition announcement presentation.

Also, I’d like to remind you that the purpose of this call today is to discuss these two acquisitions and we will not be answering questions that are unrelated to these deals.

I’ll now turn the call over to Gary Bloom, Veritas’s CEO. Gary?

Gary Bloom: Thanks, Renee. Today, Veritas is extending its reach beyond stored software into application performance management and server automation. Precise Software and Jareva Technologies both represent new market opportunities for Veritas but at the same time are natural extensions of our existing business.

VERITAS SOFTWARE
Moderator: Marilyn Mora
12-19-02/8:00 a.m. CT
Confirmation #508209

I’ll first cover the high level terms of the two transactions and then discuss how they fit into our company strategy.

Precise Software is a market leader in application performance management and storage resource management with 20 consecutive quarters of growth and over 6,000 customers.

This transaction is valued at approximately $537 million and will be accounted for as a purchase. Taking into account Precise’s current cash position, the enterprise value is approximately $400 million.

Depending upon elections made by Precise shareholders, the consideration will be comprised of either all cash or up to 25-percent Veritas stock, with the remainder being paid in cash. Based on a fixed exchange ratio of .2365, a maximum of approximately 7.5 million shares could be issued to shareholders of Precise.

This transaction is expected to close in Q2 subject to Precise shareholder approval and regulatory approvals. Upon closing, we expect this transaction will initially have a neutral impact on our business and will be accretive within 12 months.

Jareva Technologies is a privately-held company that’s quickly established itself as a technology (and) market leader in emerging server automation market.

Jareva has validated their position in this emerging market by capturing a high number of high profile clients who have successfully deployed their technology. This is a cash transaction valued at approximately $62 million and is expected to close within 30 – within 30 days.

VERITAS SOFTWARE
Moderator: Marilyn Mora
12-19-02/8:00 a.m. CT
Confirmation #508209

Today Veritas is known as the market leader in storage software. Our success today has centered around providing product such as our Foundation Suite and Backup, which enable optimal performance and available data.

At the same time, products such as our Volume Manager and SANPoint Control have been saving IT leaders money through better utilization and automated provisioning of storage hardware.

More recently, we’ve expanded beyond our core storage business to provide high availability in the event of a server or application failure. Our efforts in this area were acknowledged earlier this year by IDC, who named our clustering products number one in the clustering and availability software market.

These acquisitions are best understood through the eyes of the CIO, who today is managing an increasingly complex heterogeneous environments. Key initiatives such as deployment of Web-based applications have made optimal application performance and availability essential.

At the same time, the CIO is under pressure to reduce IT costs by optimizing investments in storage, servers and people.

Through the acquisition of Precise Software, we’ll be able to expand Veritas’ addressable market into the adjacent application performance segment. This is a natural extension of our existing business.

By enabling applications to run with continuous availability and optimal performance, Veritas can help the CIO maintain an acceptable level of service application users. And in keeping with our core value proposition, we’ll support any application database server for storage.

VERITAS SOFTWARE
Moderator: Marilyn Mora
12-19-02/8:00 a.m. CT
Confirmation #508209

Precise is the leader in application performance management, proactively detecting and correcting the root cause of performance problems before they affect response times. Precise uniquely provides the ability to analyze performance down through the application from the Web browser to the data or from the URL to SQL.

Precise supports all major software vendors from SAP, PeopleSoft and Siebel applications to BEA and IBM application servers to Oracle, Microsoft and IBM databases.

Through the acquisition of Jareva Technologies, we’ll be able to expand Veritas’ addressable market in (the adjacent) server utilization automation segment.

In short, Jareva does for server hardware exactly what Veritas does for storage hardware. Using Jareva Technologies, the customer is able to share a pool of available servers between many applications based on business needs.

So if the Siebel sales force automation application needs more performance, a new server can be automatically provisioned from the pool. The next day, if SAP Financial’s application needs more performance, that same server can be automatically reallocated to SAP.

As deployments of commodity servers increase, Jareva positions Veritas to turn those servers in their shared pool of computing resources, which can be automatically provisioned to any application on an as-needed basis. From the CIO’s point of view, this helps lower the total overall cost of server hardware and the labor associated with managing.

So what does this – what does all this mean? Our core database business has been focused on optimizing performance and availability of data. We’re extending that core business right up to the application, which is what the CIO and business users ultimately care about.

VERITAS SOFTWARE
Moderator: Marilyn Mora
12-19-02/8:00 a.m. CT
Confirmation #508209

At the same time, we’re enabling the CIO to make more efficient use of storage and server hardware and the labor associated with managing it. Together, Veritas, Precise and Jareva add up to a better return on the CEO’s application investment.

As a real world example of how the products will work together, consider a typical company which has deployed a PeopleSoft eHR application running on a Windows machine against an Oracle database on a Sun Solaris machine. Precise is used to monitor the PeopleSoft application.

Even before the users begin to call the help desk, it detects that the PeopleSoft eHR application is expecting a slowdown – or experiencing a slowdown. Precise determines that the computer running the PeopleSoft application is running out of resource and recommends that a new one be brought on line to take some of the load.

Precise notifies Veritas cluster server, which in turn calls Jareva to bring a new computer into the cluster and prime it with the PeopleSoft eHR. As the new computer comes on line, performance of the application improves. Problem solved. At the same time, Veritas cluster server takes over management of the new computer, ready to take any action in the event of any kind of failure.

Now, I’d like to introduce Shimon Alon, the CEO of Precise Software, who will now give Precise’s perspective on the acquisition. Shimon?

Shimon Alon: Thank you, Gary. And good morning, everyone. Obviously, this is a very exciting day for everyone here at Precise. And I believe today’s announcement has presented a tremendous opportunity for us as employees, customers, shareholders and partners.

We at Precise have created a very special company. And today’s news should serve as confirmation of that. To all of our stake holders, we have consistently executed over this last five years.

VERITAS SOFTWARE
Moderator: Marilyn Mora
12-19-02/8:00 a.m. CT
Confirmation #508209

We’ve improved our revenue by an average of 115 percent annually. We have grown from 30 customers to over 6,000 customers and from 30 employees to nearly 500. And we have achieved record revenues and profitability.

It is our people, financials and technology constraints that have drawn Veritas to us. While it is always a very tough decision to sell a strong and successful company, we were convinced to take this step by the two companies’ perfect strategic fit and a compelling acquisition for (both of them) and opportunity for us to leverage the strength and scale of Veritas.

In short, in this large and rapidly growing market, which is driven by typical customer needs, Veritas is the right strategic partner and at the right time.

Finally, I would like to take this opportunity to thank again our employees, our customers, our investors and strategic partners, without whom our success would not have been possible.

I’d like now to turn the call back to Gary. Gary?

Gary Bloom: Thank you, Shimon. Veritas leads the storage software market by providing the broadest portfolio solutions today. With the acquisitions of Precise and Jareva, we will further extend this portfolio and dramatically increase our value in the eyes of the CIO. We fully expect this to be a growth driver for our future and widens the gap between Veritas and our competition.

With Precise, we are acquiring a leader in application performance management. This will allow Veritas to run applications with optimal performance and continuous availability.

With Jareva, we are acquiring a leader in server automation. This will allow Veritas to share and provision servers, as well as storage.

VERITAS SOFTWARE
Moderator: Marilyn Mora
12-19-02/8:00 a.m. CT
Confirmation #508209

And, of course, in keeping with our core vale proposition, we will support any application, application server, database server or storage device. This enables the CIO to run business applications with the highest quality of service at the lowest costs.

These new products are a natural extension to our existing business and will benefit from immediate leverage of our sales channels and the strength of the Veritas brand.

The bottom line is this spells opportunity for Veritas, one that we are perfectly positioned to leverage by having the right business model and leading technologies.

I’d now like to open up the call to questions and answers.

Operator: Thank you. Today’s question-and-answer session will be conducted electronically. If you would like to ask a question, you may do so by pressing star followed by the digit one on your touch-tone phone.

Once again, to ask a question, please press star-one. We will take as many questions as time permits and take (you) in the order that you signal us. We’ll pause for just one moment.

We’ll take our first question from Tom Berquist with Goldman Sachs.

Tom Berquist: Hey, Gary and Shimon. Congratulations.

Gary Bloom: Thank you.

Tom Berquist: Gary, I don’t have the press release in front of me. I don’t know. Did you release any financial details on the second acquisition?

VERITAS SOFTWARE
Moderator: Marilyn Mora
12-19-02/8:00 a.m. CT
Confirmation #508209

Gary Bloom: We did release financial details on the second acquisition, as well. And not as detail obviously, as we did in the case of Precise. But the transaction was valued at approximately $62 million in cash.

Tom Berquist: OK. Thank you.

Gary Bloom: Sure.

Tom Berquist: In terms of integration of the products, I think your vision was pretty clear. How long do you think it takes to get the products integrated to the point where they can do that?

Gary Bloom: Well, you know, clearly, the details of integration will be, you know, much more forthcoming as we get into the closing of the transaction and get past all the regulatory approvals and otherwise.

But as far as the integration, some of the integration, you know, will be almost immediately in that we already have, especially with the Precise technologies, we already have a lot of mutual customers.

And so, there’s – in a way, it’s some tremendous leverage very early on, especially in the sales and distribution channels, in the service functions, in talking to the same customers.

And then, the product integration will really occur over time, in some cases, you know, very quickly and in some of the products, you know, over a number of months.

VERITAS SOFTWARE
Moderator: Marilyn Mora
12-19-02/8:00 a.m. CT
Confirmation #508209

But we – you know, when you think about this larger vision, this is clearly a vision over time to get a complete solution that just goes from end-to-end availability, end-to-end automation and obviously deliver all the return on investment back to the CIO.

Tom Berquist: Yes. In terms of the long-term accretion, is that based primarily on revenue growth or (class) take out or both?

Gary Bloom: The accretion model, we will really, kind of, dig into in some detail once the transaction closes. But, you know, in terms of how to think about it, obviously the biggest component of it is Precise is a public company. So the historic financials and at least near-term projections are known.

As we thought about the financial model for the accretion-dilution analysis, it’s based on really no revenue synergies, despite the fact that there’s a great deal of distribution sense here.

And it’s based on (modest) cost synergies, none really contemplated in the engineering area where we want to retain our investment, some overhead synergies in G&A and some overhead synergies in overlapping field organizations.

Male: Yes. Clearly, there’s a really nice opportunity here to take our distribution channel as we bring these technologies out and given the scale and scope of what Veritas has in distribution and compared to the size company Precise is today, there’s really a tremendous opportunity to get some very interesting leverage.

And then, the fact that we’re actually talking to the exact same people in many of these accounts, especially as we talk more and more at the CIO level and move our relationships up as a trusted supplier with these customers.

VERITAS SOFTWARE
Moderator: Marilyn Mora
12-19-02/8:00 a.m. CT
Confirmation #508209

So when you’re up at that level, this is just a great addition to the bag of tricks that our reps will be able to sell.

Tom Berquist: Got it. And finally, Shimon, are you planning on staying with the combined entity?

Male: Shimon, that question was addressed to you. I can – I can answer ...

Shimon Alon: (I’m always) OK. I definitely plan to stay in the combined entity. I will be very close to Gary Bloom, maybe not geographically but we work together. And it will be my pleasure.

Tom Berquist: I assume you’re going to keep your development center in Israel at this point?

Shimon Alon: Yes. We have absolutely no intention whatsoever of changing the underlying, kind of, geographic locations of the core engineering operations, some of which is in Virginia, some of which is in the Boston area and, of course, the large engineering center in Israel and full expectation to maintain that and hopefully grow it over time.

Tom Berquist: OK. Great. Thank you guys. Congratulations.

Male: Thanks.

Operator: Thank you. We will now hear from (Adam Leafhoff) with SG Cowen.

Drew Brosseau: Actually, it’s Drew Brosseau. I have three questions. First is what kinds of disruptions are you anticipating from (point) as you’re coming together and what steps you’re taking to try and minimize that?

VERITAS SOFTWARE
Moderator: Marilyn Mora
12-19-02/8:00 a.m. CT
Confirmation #508209

The second is how do you anticipate the overall competitive landscape for Veritas changing as you expand into these additional markets?

And the last question is are you implying anything about your beliefs about the growth prospects for your core business by the move to diversify? Thanks.

Gary Bloom: OK. So let me, kind of, jump in and try to take each of those as separate questions.

On the disruption side of it, you know, given the, kind of, size of these acquisitions and the number of people involved, we do not believe they will be terribly disruptive transactions.

Also given the scenario whereby the engineering teams remain very much intact and in their current locations, again, you minimize disruption there.

And we believe that we have a very solid, you know, initial plan laid out for how to deal with the field integration such that we really do get the kind of, preservation for lack of better terms of the revenue stream that Precise already generates, yet at the same time get the leverage of the capacity of the sales force such that we can integrate it over time.

So, you know, the way we have our initial integration office set up, everything else, we think it’s phenomenally well structured. And clearly, with the commitment of Shimon and his team and all his key executives coming onboard to really help manage the transaction combined with ours, I think we’ll do great.

And then also, I would just point out that, you know, the company here at Veritas, we absolutely have a history of successful integrations. And to some extent, this company was built on successful integrations of very large entities. And so, there’s clearly a core competency throughout the operation on doing that.

VERITAS SOFTWARE
Moderator: Marilyn Mora
12-19-02/8:00 a.m. CT
Confirmation #508209

On the competitive landscape, you know, it doesn’t – in a funny way, it doesn’t dramatically change the way I view our competitive landscape. We already have an interesting competitive landscape in that many of our, you know, kind of, partners are also, to some respect, our competitors.

And as most of you know, our competitive landscape today is defined by a number of different players competing with different aspects of our portfolio. So when you look at on a total portfolio basis, we’ll maintain our, you know, really extreme level of uniqueness in the combined portfolio as to what it can do from a technology perspective but also from a perspective of how diverse it is relative to different products competing with different players.

Clearly when you do an acquisition like Precise, we do pick up a couple of new competitors in that landscape, although – and those are players that we typically today, (a), do not partner with and, (b), do not really intersect with all that much on a day-to-day basis in a competitive landscape.

So we do introduce a couple of new players we’ll have to keep an eye on relative to that specific space, but when you look at the breadth of that portfolio, and the breadth of what that portfolio will be able to do, we just believe it’s actually completely unmatched in the industry in the diversification about portfolio. It just furthers that as well.

And then on the growth prospects, you know, I’d say it’s exactly the opposite of what you are kind of asking, Drew, which is, you know, this is not, in anyway, a negative towards the growth prospects for our existing businesses. This is a directly related technology. Extends our reach. There’s some really interesting – with both of these acquisitions – integration opportunities down the road that should propel our revenue even further.

VERITAS SOFTWARE
Moderator: Marilyn Mora
12-19-02/8:00 a.m. CT
Confirmation #508209

So, in my viewpoint, when I look across the landscape of all the different kinds of acquisitions we could look at, the synergies are nothing short of spectacular for this particular merger, in these particular combinations. So I think it’s just perfectly aligned to just propel Veritas’ business and let us continue to execute at the levels we are and continue to grow our business.

Drew Brosseau: That’s great, Gary. One other just quick follow-up. Do think this will hinder or help or not change the prospect of expanding margins in a what we hope to be a recovering IT environment area

Gary Bloom: I don’t think it’ll have any real material effect, keeping in mind, you know, the Jareva acquisition. Certainly from a cost perspective it’s relatively small. And the Precise acquisition is, you know, — Precise is already a profitable company and, you know, in extremely good shape. As we said, you know, initially, we expect it to be neutral. And, you know, within the first year, to be accretive. So, you know, from that perspective, obviously, we’re not planning on any real margin hit from this particular things. If you then factor in an opportunity for you know revenue synergies, revenue up side, change in the nature of our relationships with our customers, the potential carry forward into other aspects of our business and what this does for a total solution, you know, when I think about a long-term, I think of it as a whole lot more upside and very little downside risk.

Drew Brosseau: OK, great.

Operator: Our next question comes from Sarah Mattson with RBC Capital.

Sarah Mattson: Hi, thanks very much. A couple of questions. First, Precise has a couple of important OEM relationships, one with EMC and one with Microsoft. I’m curious have you talked with either or both of these companies, and what is your expectations regarding the future of these relationships? And I’m also curious to know, you did talk a bit about competition, but do think that

VERITAS SOFTWARE
Moderator: Marilyn Mora
12-19-02/8:00 a.m. CT
Confirmation #508209

these acquisitions throw you into a larger competition with the likes of IBM and Sun and HP, given their focus on things like utility based computing and policy based management?

Gary Bloom: OK. Yes, the first answer on EMC and Microsoft, naturally, we have not talked with them, given confidentiality of doing these kinds of transactions. And, you know, we put the release out and we jumped on the call. So we will be circling back with all the key partners. With EMC, we already today have, you know, kind of an ongoing relationship with EMC. And, as you point out, so does Precise in the sale of their technology through EMC. EMC also, you know, does sell and deliver our OEM revenue into Veritas as well.

So we – you know, I just don’t think the fundamental competitive picture there changes dramatically. Again, we partner with EMC in many spaces and we compete with them in some others, and this is a solution that for EMC offers, you know, great value into their sales organization, their ability to service the customers, there is seemingly very high demand for the technology. And so ultimately I think the customers will probably dictate how that plays out, and customer demand is strong and that will keep pressure on the cooperative relationship, as it has now for a considerable period of time.

And so, you know, EMC, our hope here is that the relationship continues and this is an opportunity to expand. It’s kind of out of the area they’re focused on today. And so I think it’s an excellent opportunity to just work towards a further improve partnership between Veritas and EMC.

On Microsoft, really similar. We already offer solutions on the Microsoft platform. You know, whether it be on the backup and recovery market or whether it be around our additions products with our exchange edition. And so, you know, these technologies really continue to bring, you know, enterprise credibility and mission critical capabilities into a Windows environment, especially as Windows goes up further and further into the enterprise.

VERITAS SOFTWARE
Moderator: Marilyn Mora
12-19-02/8:00 a.m. CT
Confirmation #508209

And so, from that perspective, we’re very, very well aligned with what Microsoft’s trying to do. So I believe here is from a Microsoft perspective, would have very little change on the basis of it helps achieve their goal, which is to be much more of an enterprise computing platform, and we help contribute to that.

And then the last question on kind of this whole scenario around grid computing and policy based management and all these other areas, I actually don’t think it changes our relationship with HP, IBM or others. In fact, I think this is another reason why the partnerships between Veritas and these hardware players will continue to evolve and continue to strengthen. There’s really phenomenal strength in the scope of our solution and what it can do to help their platforms be more successful and help the IT leaders kind of continue to manage their costs and control everything.

The other thing I’d point out is that in the course of grid computing and all the different scenarios and all the different names for grid computing, there is kind of a necessary technology layer in there, which is called, you know, kind of the cross platform, interoperability, whatever you want to call it – integration, software – but some things got to tie all these relatively disconnected grids and different forms of automated computing together.

And Veritas is in a very unique position to provide that glue on a very broad platform basis for a very heterogeneous environment. And, you know, that’s just a unique value proposition of Veritas that really every one of the hardware players continue to tap in day-to-day for us to help provide, and I think this just expands it even further.

Sarah Mattson: OK, fair enough. Thanks to a much.

Gary Bloom: Thank you.

VERITAS SOFTWARE
Moderator: Marilyn Mora
12-19-02/8:00 a.m. CT
Confirmation #508209

Operator: And we would like to remind you that if you would like to remove yourself from the queue, you may do so by pressing pound. We’ll take our next question from Stephen Mahedy with Salomon Smith Barney.

Stephen Mahedy: Thank you, and congratulations on the acquisitions here.

Male: Thank you.

Stephen Mahedy: Gary, my first question would be as it relates to some of the operational assumptions behind the forecast of the acquisition being neutral near-term and accretive 12 months out. You talked a little bit about what you’re going to do with engineering. What about sales, the brand being G&A and support? If you could comment on those.

Gary Bloom: Yes, we – you know, as these things go, when you’re in the kind of regulatory review cycle, there’s not a lot of detail that we can really provide on the integration side of it. You know, in general, as Ed talked about, there’s obviously, you know, some overlap in some of the G&A type areas and otherwise.

You know, the goal of any acquisition, from my viewpoint, is to try to kind of align all the talent between both companies, you know, kind of put your energy behind the best talent from both and drive the combined businesses together. We will give a lot more information around integration when we actually get up to close, and we’ll be able to outline much more of our plans at that time. And that’s really at the time that we’ll be able to give more guidance as well, relative to the forward-looking view on this.

VERITAS SOFTWARE
Moderator: Marilyn Mora
12-19-02/8:00 a.m. CT
Confirmation #508209

Stephen Mahedy: OK. This other question would be as it relates to the opportunity to look at lots of different types of acquisitions. What made these two most appealing and how did you think about valuation in making offers?

Gary Bloom: Well, you know, as with any acquisition, as we’ve talked, you know, really for longtime, and you know the acquisition question has come up in our earnings calls and others, is you know that we’re heavily focused around expanding in adjacent markets, expanding in things that have a very direct relationship to what we do, and are to some extent evolutionary. There were a number of things we looked at when we looked at different companies and we think about acquisition.

You know, clearly, one of the top ones is that they be a leader in their respective market. And, in this case, you know, Jareva Technologies you know, an absolute leader in an emerging new space around server automation. And Precise has established themselves as a very strong leader in the whole application performance management area, as well as even going further into the SRM marketplace, especially around the Windows SRM technology. So leadership is extremely high on our list.

Quality of technology and quality of people is very high on the list. We think with both of these acquisitions we attain a team of individuals that is extremely talented, has done great things, and deliver, you know, really a phenomenal growth opportunity for Veritas. So this really does expand and extend the markets that we work them. It’s close and is adjacent enough that we can get all the leverage and see some very immediate return on our investments in these companies.

And those other things that we factor in. When you come down to the kind of flat out value in the marketplace, ultimately, that comes down to all the traditional value metrics around, you know, isn’t going to be accretive, is it going to be dilutive? In this case, we said neutral, and then accretive within twelve months. It’s great if you can move transactions to accretive mode quickly.

VERITAS SOFTWARE
Moderator: Marilyn Mora
12-19-02/8:00 a.m. CT
Confirmation #508209

So we factor that in. Obviously, we factor in their market penetration. We factor in the synergies we think we can get on both the costs, but probably more importantly, the revenue side. And for both of these acquisitions, highly strategic acquisitions, they propel us forward into some new that are immediately adjacent to what we do, we just see them as a phenomenal opportunity.

Stephen Mahedy: OK, final question. You mentioned regulatory and (this) up in the release. Is it hard (Scott), or is (there) some other regulatory approvals that you anticipate, and maybe just, you know, the time frame again on those?

Gary Bloom: Yes, it’s hard (Scott) and it’s some of the aspects of being an Israeli company, relative to requirements there. Obviously, you know, we have an SEC filing that will go along with it, with the registration, and our expectation is that we close the transaction in the second quarter, and that’s the window of time of which it will close.

Stephen Mahedy: OK. Thank you.

Gary Bloom: Sure. Thanks.

Operator: Thank you. Our next question comes from Nitsan Hargil with Friedman Billings Ramsey.

Nitsan Hargil: Good morning, Gary. Just trying to touch a bit deeper onto what this does to your financial. It seems to be that you talked about no revenue synergies, and as far as I understand Precise is a little bit less profitable than Veritas is, on a comparable basis. And with some costs for an integration of these two companies, shouldn’t we be expecting somewhat of a drag on your earnings – on your earnings over the next few quarters?

VERITAS SOFTWARE
Moderator: Marilyn Mora
12-19-02/8:00 a.m. CT
Confirmation #508209

Gary Bloom: Yes. Well, you know, I don’t think my position on that’s changed since the last couple of questions here on it. We are (continue) to focus on, you know, this being a neutral transaction, and then being accretive within 12 months, but initially, you know, kind of neutral on that front.

There’s obviously – in any transaction there is some level of, you know, cost synergy to get, whether it be facility synergies, in the combination of facilities, whether it be some of the, you know, traditional overlapping functions that get taken care of. You know, when you say kind of no revenue synergies I’m not sure I would align to no revenue synergy at all. These are transactions that we believe, with the distribution capacity of Veritas, the brand that we – you know, that’s contributed here on Veritas, and the global viewpoint that we have in the market, there is really a very interesting opportunity here to propel to revenue curve, you know, in a much faster fashion.

As we typically do on these things, you know, we put information out there, we model it and work to meet it, so we’re very comfortable with how this does, and I’m very comfortable that it is not going to be a drag on our margins.

I think Ed may have something to add on that, as well.

Ed Gillis: Yes. And I think a little bit of a (linnet’s) test that we wanted to try to apply to this is we wanted this transaction to kind of stand on its own, without having to count of the revenue synergies. So, we have built a financial model that is accretive, without having to count on the revenue synergies.

Now, do we expect revenue synergies – absolutely. We’ll provide you more guidance when the transaction closes, but we remain committed to the 21 to 23-percent margins that had been outlined in the two-three conference call.

VERITAS SOFTWARE
Moderator: Marilyn Mora
12-19-02/8:00 a.m. CT
Confirmation #508209

Nitsan Hargil: Excellent. Could you also remind us how many employees Veritas has and how many employees these two companies have?

Ed Gillis: Yes, Veritas has approximately 5,600 employees. That number, as you might guess, fluctuates from time to time. And I believe the number at Precise today – Shimon can confirm it – is approximately 450 and ...

Shimon Alon: Yes.

Male: Is that correct Shimon?

Shimon Alon: Yes, it’s about 470.

Male: Four-hundred seventy – OK. And then the last (piece) of (it), Jareva Technology, a relatively small company, in comparison to these two, is a company of about 35 employees. So, you know, kind of total inbound into the Veritas, between the two, is roughly 500. You know, roughly, you know, a little bit less than 10 percent of our total today.

Nitsan Hargil: Thank you very much, guys. Congratulations.

Male: Thank you.

Operator: We will now take a question from Chris Galvin with JP Morgan.

Chris Galvin: Thanks. Was wondering – I know this was talked about in an earlier question, but I don’t remember the specific answer. I know Precise had a relationship with EMC. In fact, maybe got some revenue through that channel. Just wondering how that – how this deal impacts that revenue, and then I have a quick follow up.

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Gary Bloom: OK. Well, again on the EMC relationship, yes. If you look at it from a customer’s perspective, it’s the customers that really regulate, in many cases, how partnerships go into industry and where they expect cooperation. Given the wide use of Veritas technology, given the number of customers that Precise has, the overlap there, and then the overlap with those customers that have EMC storage and technology installed, as well, there’s dramatic overlap. So, the CIOs out there will, to some extent, request and almost requirement some level of cooperation and partnership.

With that said, you know, this product has been complimentary. The Precise technology has been very complimentary to EMC’s portfolio and their offering in the marketplace, and there is a very large EMC/Precise installed base. And my belief is that that will continue into the future. And Veritas, certainly on our side of it, is committed to do that and committed to drive it forward.

I fundamentally believe that this will have the potential of driving both EMC and Veritas partnership. They’re already a reseller of our technologies, as well, so there’s synergy there, as well. We’ll have to see how that plays out over time, given some of their – kind of EMC’s long-term stated visions, as so forth, but as of right now we believe this will continue to be a partnership-based relationship.

Chris Galvin: Gary, you talked a lot about the synergies. I was just wondering, on the timing side, why now and should we be reading anything into your thoughts on some of the longer-term growth dynamics in your core markets – storage management and software? Thanks.

Gary Bloom: Sure. Well, as we said earlier, the growth dynamics of our business continued to be very strong. Certainly on a relative basis we’ve done extremely well, you know, in comparison to the other enterprise software companies in the marketplace, and I believe we’ll continue to do that. So, the prospects are actually very, very good for our growth opportunity. We’ve said for a long

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time that, you know, our plan is to continue to accelerate and grow, and become a bigger business. We certainly have a desire and a goal to head towards the $5-billion mark, as we’ve indicated all along that we would move into adjacent markets.

As for timing, why now? Why now is because this is when these transactions came together. It’s the right time for both companies. There’s really a phenomenal opportunity here. Precise is a leader in their space, Jareva’s a leader in their space, Veritas is a leader is the market we participate in, and there’s a very direct relationship between these products. So, we’re putting them together and going forward, because it represents a phenomenal opportunity into the marketplace and it solves more and more of the CIOs, you know, challenges out there. So, if you can bring good technology together, good companies, all with leadership, and then you can solve the customer’s problem, it positions you for growth and positions you for the future.

And I believe that every aspect of, you know, what’s coming inbound to Jareva as a growth business, Precise as a growth business, and what Veritas has today (is) growth business, you put the three of them together and I think there’s an opportunity for all of them to grow even faster.

Chris Galvin: OK. Thank you.

Operator: Our next question comes from John DiFucci with CIBC World Market.

John DiFucci: Yes, thanks. Gary, this is obviously an interesting and logical expansion into an adjacent market here, but Precise is generally thought of as a successful kind of niche player, within the greater network and systems management market. I’m just curious, and I don’t know if you can answer this right now, but are there any other areas within that market that makes a lot of sense for Veritas? You were talking about providing the glue for things like grid computing, and Jareva comes into play there. But, are there any other markets that actually just make logical sense for expansion?

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Gary Bloom: Sure. So, first of all, you know, I guess we don’t really look at Precise technologies as a kind of systems management play. And, in fact, the competition with the more traditional systems management providers, and those that provide the console infrastructure and the network management, and so forth, there’s very minimal overlap there.

We really do see them heavily in the application performance management market, and very heavily in the storage resource management market, which is, you know, both directly adjacent to what we do with our high-availability technology, and how we kind of operate clustering environments and give, you know, high levels of kind of availability of data for applications. This now introduces for us the whole concept of high performance of data and information for applications.

So, if you take availability and you put it together with performance, you (can) have a winning combination for the customer, and that’s what this acquisitions all about – is bringing together great technologies that solve, you know, very difficult, complex, heterogeneous challenges that CIOs face every day of their life.

And, you know, relative to additional acquisitions beyond this, you know, we’re going to be focused on these two and doing a very successful delivering on these. And, you know, we’ll continue to evaluate other areas of adjacent markets and other opportunities, as that makes sense, but right now we’re, as you might guess, putting these two together. We’re focused on these and we’re going to be focused on driving these home, such that, you know, this will be the first of hopefully many home runs that we’re going to hit.

John DiFucci: OK. Well, thanks a lot and congratulations.

Male: Thank you.

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Operator: Our next question comes from Neil Herman with Lehman Brothers.

Neil Herman: Hi. Congratulations. A couple of questions. One is, you know, there is some product overlap between (WQUIN) and NTP I was wondering are we expect to go there and then as a related question clearly you’re big believers in SRM space if we could just talk about that a little bit and then thirdly you know just wanted to ask a question about timing why now as opposed to say six months ago or six months from now?

Male: OK well I’ll ...

Male: With respect to the acquisition.

Gary Bloom: OK Neil let me have Mark address the (WQUIN) NTP SRM question and then I’ll pick up the timing again.

Mark Bregman: OK the well it does look like there’s some overlap between NTP and (WQUIN) and in fact they play in the same market space. NTP is really more of a reporting product and it also touches on the other platforms that we support in the UNIX space. (WQUIN) is much more focused on the Windows space and it’s very well established in that space and as we’ve looked at the technology from both companies we see going forward the opportunity to integrate the best features, the best technological features from both companies from both teams to really build a world class SRM product. And in fact combine that also at the time with our 10-point control product, which provides active SRM across platform.

Male: And then just to close out on the timing question again you know as I said before this is really just the right time to do these transactions. We think the timing’s perfect as relative to the

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opportunities in front of us and where we see the market place going and what we think we can accomplish with our portfolio technologies. So we think we have the timing perfect on it.

Neil Herman: Has that been influenced by your perception of the micro economic environment with respect to where it stands right now?

Gary Bloom: Well you know we’re focused on these acquisitions over the long term. We think of them as extremely strategic. These are natural extensions to where we would have gone in a good economy or where we would have gone in a bad economy and so I wouldn’t try to read too much into any of the timing in either direction it’s just – it’s the right time for bringing together some great leaders in the market place and we’re each to lead on our space and we’re driving it forward. So we just think it’s just the right time to move forward with continuing to execute on what’s been a very well defined corporate strategy here at Veritas.

Neil Herman: Congratulations.

Male: Thanks Neil.

Operator: We’ll now hear from John Mihaljevic with Thomas Weisel Partners.

John Mihaljevic: Yes good morning. Would you guys indulge us a little bit in how the transaction came about you know how long have you guys been talking to each other and just a little bit of the (antidotal) that drove the deal.

Gary Bloom: Yes that’s information we’re really not going to disclose on here or get into it’s I don’t think really terribly relevant. We’re looking at it you know the fact is we announced the transaction obviously there is word approval on both sides yesterday and it was announced this morning and obviously there’s lots of work that goes into these transactions make sure you do them properly

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and make sure everything’s ready and that there is good for both sets of shareholders and in the case of Jareva for even there the private equity share holders so that company. So we’re not going to really dive into the details there.

John Mihaljevic: OK and secondly just if you would you’ve talked a lot about how the deal expense yourselves into application performance management and server automation. Can you tell us a little bit about how you see the Windows SRM solution that Precise has fitting in with products like (San navigator) and improving your positioning there?

Gary Bloom: Yes. I’ll let Mark jump in and take that one as well.

Mark Bregman: Well as you know we have a product which is a large data center cross platform SRM solution we call SANPoint Control which we continue to enhance and invest in. Where the (WQUIN) product fit in is really in the Windows market and they’re particularly suitable for pure Windows environments and environments where perhaps somewhat less – less header (genity) and perhaps less complexity and ease of use is really at a premium and so in a way that’s kind of analogous to the way we address our backup market with two different product backup exact for the Windows marketplace where customers are really focused on ease of use and easy deployment and net backups for the more sophisticated large distributed data center.

We see the (WQUIN) based products as being those that are focused on the Windows base market easier deployment, et cetera and then the (centrally) controlled products that Veritas has for sometime focused on the large distributed data center. I think they’re very complimentary and they really give us the complete solution for customers ranging from those who want easy deployment, relatively homogenous Windows based solution to those that need the largest most complex data centers to be managed easily across platforms.

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Gary Bloom: Thank you kind of add a little bit more cause that plays into one of the earlier questions which is yes relative to some of the synergies and so forth and what the qualities we look for in transactions and one of the other kind of qualities we look for is you know minimal overlap. One of the things you don’t want to do is spend a lot of money buying companies to then turn around and have to kind of off load all the overlap pieces and have big engineering wars over whose product is better.

In these particular cases we don’t have any of that. There is really complete synergy, there’s virtually no overlap and so it clearly you know different markets for different – for different products – you know different market segments and it’s just perfectly aligned. So from an overlap perspective it’s just not there these are extremely complimentary acquisitions. Operator we have time for one more question.

Operator: And our final question comes from Shebly Seyrafi with A. G. Edwards.

Shebly Seyrafi: Yes good morning thank you very much. Can you provide us with any numbers on Jareva technologies, for example recent revenue and earnings numbers and secondly it looks like Veritas has around a 23 percent operating margin and Precise probably around 20 percentage points lower are you counting on significant cost savings for the deal to have a neutral impact on your financials?

Gary Bloom: Well first of all I’ll answer the Jareva question. I’ll hand the Precise question back to Ed on the kind of integration there relative to margins. On Jareva technologies revenues you’d expect the small technology company it captured some very interesting high profile clients that we think is really outstanding validation on what their products can do and gave us a window of opportunity to see and talk to people that have used the technology. We’ve also deployed some of their technology in our own labs as well and have an extremely good experience there.

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So certainly from a kind of a perspective of you know revenue contribution so forth you know there’s a lot of technology inbound. There’s some of the early customer successes and most of the revenue opportunity for that products into the future and there’s some real interesting integration opportunities of that technology into our strategy. So we’re not counting on and not modeling the in very much revenue in the very near term out of that Jareva technology but we do see great prospect for it and we do think it’s been extremely well validated out in the market place. Ed you want to comment on the margin question?

Ed Gillis: Yes so back to the margin question. As I indicated earlier we do expect to get some cost savings as a result of the acquisition. Those would be concentrated in the kind of leverageable fixed cost types of areas such as GNA and field overheads. You know part of the beauty of the transaction is Precise has got great products, we’ve got a big channel, we’ve got big scale, we’ve got world wide infrastructure and the more we can put through that the more leverage we can drive into our own business. And so again that’s very consistent with our 21 to 23 percent margin outlook.

Shebly Seyrafi: But I just want to be clear. Your neutral impact guidance on your financials that incorporates no revenue synergy so I think you said earlier you still do expect some revenue synergy?

Ed Gillis: Well I say what we said earlier that would be when we close we will give a more kind of precise guidance on the go forward but from a financial modeling perspective as we tried to look at the acquisition dynamics we wanted the acquisition to be (accredance) without revenue synergies. And so we built the financial model that is (accredited) without financial synergies obviously that is in part based on the leverage coming out of our existing infrastructure. So when we close we’ll be obviously much more prepared to describe the kind of go forward guidance but we’re trying to take a conservative approach to the modeling of the acquisition and I think that we’re you know very encouraged again about the leverage that this will drive.

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Shebly Seyrafi: Last question if I may. Veritas just agreed to acquire NTP I think Gary about a year ago you said that I think there’s a historic bubble in the making that turned out to be a very pressing call. But now you’re buying two companies should we think that on a go forward basis you’re going to be acquiring more and more storage companies as the market has you know the prices have come down?

Gary Bloom: Well yes as we’ve said a number of times around acquisitions the main thing that has slowed down kind of any form of industry consolidation or other things have really been kind of a view point on what kind of prices are expected, and what is good value for companies is a difficulty in these relatively, you know, challenging markets, like as far a relative volatility in the market over the last, you know, 12 to 24 months, to try to lock in and say, you know, where’s the right value proposition on it? When we talk about this is just the right time for that kind of thing, certainly market’s ability, to some extent, does give you a window of opportunity to get transactions done.

And as far as forward looking, you know, we have a very, you know, clearly articulated software architecture out there. We’re going to continue to fill out our architecture. This is a huge step forward. And as – you know, Ed indicated a number of times – he used the word “leverage,” we have a very (leverageable) sales model – it presents a lot of upside opportunity, it presents a lot of capacity that we can move some very, very interesting technologies through, and, you know, these products and what they’ve accomplished in each case, for different reasons.

But, you know, clearly in the case of Precise, you know, built up a phenomenally strong company, and Shimon and his team have done a wonderful job building that business, creating a phenomenal opportunity, and Veritas (got) tremendous leverage out of the work that was accomplished there. And, so we’re going to focus on the leverage and drive this forward.

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Shebly Seyrafi: Thank you very much.

Gary Bloom: OK. Thank you. So, just very quickly in closing, I’d just like to again point you back to the press releases and such with information, and also just point out that, you know, from our view, all of these products are a natural extension to our existing business, and we’re going to get tremendous benefit and leverage out of our sales channels and the strength of the Veritas brand. And I see these acquisitions as nothing more than spectacular acquisitions.

I think the CEOs and the management teams of both of these companies have done a stellar job creating leaders. And this is going to be an interesting combination, with Veritas as a leader in our space, joining up with two other leaders in their respective markets, and I think it just (spells) nothing more than just great opportunity for everybody.

So, thank you very much. We appreciate you joining us this morning.

Operator: That does conclude today’s conference. Thank you very much for your participation and have a great day.

END